Exhibit 12.1

AVIALL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Year ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Pre-tax income (loss) from continuing operations	$29,651	$10,064	$18,092	$4,901	$39,850	$30,281	$16,407

Fixed charges: Interest expense and preferred dividends	3,216	3,580	8,691	11,173	29,177	21,985	19,569
Interest component of rental expense	1,860	1,830	2,520	3,120	3,510	2,628	2,780

Total fixed charges:	$5,076	$5,410	$11,211	$14,293	$32,687	$24,613	$22,349

Pre-tax income (loss) from continuing operations plus fixed charges less capitalized interest	$34,588	$15,467	$29,211	$18,823	$72,526	$54,883	$38,724

Ratio of earnings to fixed charges	6.8	2.9	2.6	1.3	2.2	2.2	1.7